August 18, 2025

Glynn Wilson
Chief Executive Officer
Caring Brands, Inc.
130 S Indian River Drive
Suite 202 pbm# 1232
Fort Pierce, FL 34950

       Re: Caring Brands, Inc.
           Draft Registration Statement on Form S-1
           Submitted July 30, 2025
           CIK No. 0002020737
Dear Glynn Wilson:

       We have reviewed your draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted July 30, 2025
Capitalization, page 31

1.     Please revise your tabular presentation to address the following:
           Remove the inclusion of the cash and cash equivalents amounts from total capitalization.
           Include the $50,000 related party loan payable and include in total capitalization.
Management, page 51

2. Please disclose the specific skills, qualifications and attributes that led you to the conclusion that Christopher Galeta should serve as your director. Refer to Item 401(e)
       of Regulation S-K.
 August 18, 2025
Page 2

Note 10 - Subsequent Events, page F-10

3. Please disclose the specific date through which subsequent events have been evaluated in accordance with ASC 855-10-50-1(a).
Note 6 - Capital Structure, page F-10

4. Please provide disclosures for the warrants outstanding, including the material terms.
Note 2 - Significant Accounting Policies
Research and Development, page F-18

5. Please disclose the amount of research and development expenses recognized for each period presented in accordance with ASC 730-10-50-1. In this regard, we note your disclosure that you are reformulating the CB-101 and NoStingz products. Refer to
       ASC 730-10-55-1.e. for further guidance. Also address this comment in your interim financial statements.
       Please contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Robert Augustin at 202-551-8483 or Jane Park at 202-551-7439 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services
cc:   Arthur Marcus